Exhibit 99.1

SPI Energy Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	June 30,	December 31,
	2016	2015

ASSETS
Current assets:
Cash and cash equivalents	$31,015	$82,124
Restricted cash	7,443	83,191
Accounts receivable, net of allowance for doubtful accounts of $27,810 and $36,553, respectively	44,224	73,383
Accounts reveivable, related party	110	-
Notes receivable	9,680	3,541

Costs and estimated earnings in excess of billings on uncompleted contracts, net of allowance for doubtful accounts of $15,655 and nil, respectively	22,150	32,426

Inventories, net	15,049	27,245
Project assets	41,178	35,355
Prepaid expenses and other current assets	44,034	41,197
Other receivable, related parties	38	2,589
Finance lease receivable	15,328	12,518
Total current assets	230,249	393,569
Intangible assets	4,409	4,526
Goodwill	75,969	75,969
Accounts receivable, noncurrent	7,652	7,463
Other receivable, noncurrent	550	550
Notes receivable, noncurrent	5,769	6,399
Property, plant and equipment, net	124,485	125,793
Project assets, noncurrent	48,281	60,371
Derivative asset	-	2,328
Investment in an affiliate	11,913	13,950
Deferred tax assets, net	832	848
Finance lease receivable, noncurrent	39,260	17,804
Total assets	$549,369	$709,570

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$77,420	$97,803
Accounts payable, related parties	7,723	5,128
Notes payable	9,073	34,301
Accrued liabilities	29,252	26,741
Income taxes payable	3,716	4,002
Advance from customers	25,656	19,693
Short term borrowings	94,384	160,400
Convertible bonds	55,000	54,062
Other current liabilities, related parties	62	42
Other current liabilities	36,661	71,379
Total current liabilities	338,947	473,551
Financing and capital lease obligations	23,194	8,796
Long term borrowings	6,081	4,451
Deferred tax liability, net	4,275	4,199
Other noncurrent liabilities	42,469	2,015
Total liabilities	414,966	493,012
Commitments and contingencies Stockholders’ equity:	-	-

Common stock, par $0.000001, 150,000,000,000 shares authorized, respectively; 641,665,172 and 639,065,172 shares issued and outstanding, respectively	64	64

Additional paid in capital	481,771	475,492
Accumulated other comprehensive loss	(17,707)	(16,509)
Accumulated deficit	(333,122)	(246,068)
Total equity attributable to the shareholders of the Company	131,006	212,979
Noncontrolling interests	3,397	3,579
Total stockholders’ equity	134,403	216,558
Total liabilities and stockholders’ equity	$549,369	$709,570

SPI Energy Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share and per share data)

	For the Six Months Ended
	June 30,
	2016	2015
Net sales:
Net sales	$65,396	$59,879
Cost of goods sold:
Cost of goods sold	(54,856)	(48,954)
Provision for losses on contracts	(396)	(329)
Total cost of goods sold	(55,252)	(49,283)
Gross profit	10,144	10,596
Operating expenses:
General and administrative	17,284	49,915
Sales, marketing and customer service	16,525	12,404
Provision for doubtful accounts and notes and impairment changes	52,560	-
Total operating expenses	86,369	62,319
Operating loss	(76,225)	(51,723)
Other income (expense):
Interest expense	(3,796)	(3,878)
Interest income	830	1,665
Change in fair value of derivative asset/liability	(2,328)	-
Loss on investment in affiliates	(6,551)	-
Net foreign exchange gain	1,309	3,443
Others	(324)	142
Total other expense, net	(10,860)	1,372
Loss before income taxes	(87,085)	(50,351)
Income tax expense	(255)	(1,306)

Net loss	$(87,340)	$(51,657)
Net loss attributable to noncontrolling interests	(286)	(53)
Net loss attributable to stockholders of the Company	$(87,054)	$(51,604)
Net loss per common share:
Basic and Diluted	(0.14)	(0.09)
Weighted average number of common shares used in computing per share amounts:
Basic and Diluted	641,457,479	595,100,462